[redacted]ATES
ANGE COMMISSION
.C. 20549

10026647

ED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 67540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRIPOINT GLOBAL EQUITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET
NEW YORK, NY 10004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBB & Associates Ltd., LLP
(Name - *if individual, state last, first, middle name*)

2500 Willcrest Dr. Suite 150 (Address) **Houston,** (City) **TX** (State) **77042** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Tripoint Global Equities, LLC.** as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

State of New York
County of Erie
Subscribed and Sworn to before me
this 19 day of January, 2010

Notary Public

Signature

KATHRYN T. ZUBLER
Notary Public, State of New York
01ZU6111903
Qualified in Erie County
My Commission Expires June 28, 2012

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPOINT GLOBAL EQUITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

TRIPOINT GLOBAL EQUITIES, LLC
Table of Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
SUPPLEMENTARY INFORMATION	
Schedule I – Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	10
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5	12-13

L·B·B

LBB & ASSOCIATES LTD., LLP • • • CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

Board of Directors
Tripoint Global Equities, LLC
Gaithersburg, MD

We have audited the accompanying statement of financial condition of Tripoint Global Equities, LLC (the "Company") as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tripoint Global Equities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LBB & Associates Ltd., LLP

LBB & Associates Ltd., LLP
February 22, 2010

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	281,872
Investments		2,683,377
Prepaid expenses		55,648
Total current assets		3,020,897
Fixed assets, net		9,384
Total Assets	$	3,030,281

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	23,321
Total current liabilities		23,321
Total liabilities		23,321
Member's equity		3,006,960
Total liabilities and member's equity	$	3,030,281

The accompanying notes are an integral part of the financial statements

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Income
For the year ended December 31, 2009

Revenue:		
Commission income	$	2,105,006
Mark to market adjustment		3,047,801
Private placement fees		670,827
Consulting and other income		88,555
Total income		5,912,189
Expenses:		
Employee compensation and benefits		496,955
Consulting and professional fees		622,772
Occupancy and other expenses		166,852
Total expenses		1,286,579
Net income	$	4,625,610

The accompanying notes are an integral part of the financial statements

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2009

Member's equity at December 31, 2008		$	50,550
Contributions from (distributions to) member:			
Cash contributions	25,000		
Cash distributions	(1,694,200)		
Net contributions from (distributions to) member			(1,669,200)
Net income			4,625,610
Member's equity at December 31, 2009		$	3,006,960

The accompanying notes are an integral part of the financial statements

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Cash Flows
For the year ended December 31, 2009

CASH FLOWS FROM FINANCING ACTIVITIES:		
Net income	$	4,625,610
Adjustments to reconcile net income to cash provided by operating activities:		
Non-cash items:		
Depreciation expense		4,522
Fair value of securities received as private placement income		(667,827)
Mark to market adjustments		(3,047,801)
Other changes in current assets and liabilities:		
Accounts payable and accrued expenses		8,171
Advances and prepaid expenses		(45,119)
Net cash provided by operating activities		877,556
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of warrant investments		1,032,251
Purchase of fixed assets		(827)
Net cash flow provided by investment activities		1,031,424
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments for capital withdrawals		(1,694,200)
Proceeds from capital contributions		25,000
Net cash used by financing activities		(1,669,200)
Net increase in cash		239,780
Cash, beginning of year		42,092
Cash, end of year	$	281,872

The accompanying notes are an integral part of the financial statements

TRIPOINT GLOBAL EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

Note A – Organization

Tripoint Global Equities, LLC (the "Company"), a Maryland limited liability company organized in November 2006, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of FINRA. The Company conducts business by providing corporate finance consulting that may from time to time include consultation regarding mergers and/or acquisitions. The Company received its FINRA approval for membership on May 21, 2007. The Company's sole Member is TPF Holdings, LLC. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Note B – Summary of Significant Accounting Policies

Statement Presentation

The Statement of Financial Condition is presented in accordance with industry standards.

Revenue and Expense Recognition

Revenues from consulting services are recognized when the transaction closes and realization is reasonably assured. Expenses are recognized as they are incurred.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days when issued to be cash equivalents. From time to time, the Company's bank deposits exceed the federally insured limits. No losses have been incurred by the Company relating to these deposits.

Securities

Investments in equity securities warrants are classified as trading securities and are stated at market value and transactions are recorded on the trade date. Changes in market value are recognized in the Company's results of operations as mark to market adjustments.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, as well as securities warrants. The carrying amount of these financial instruments approximate fair value either due to length of maturity or interest rates that approximate prevailing market rates, unless otherwise disclosed in these financial statements.

TRIPOINT GLOBAL EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

Note B – Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to five years. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment is based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements since a limited liability company is not responsible for payment of Federal, state or local income taxes. All revenues and expenses retain their character and pass through directly to the Company's sole member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Pronouncements

Accounting Standards Codification

The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("the Codification") during 2009. The Codification, which was issued in June 2009, is the new source of authoritative U.S. GAAP. The Codification reorganizes current U.S. GAAP into a topical format that eliminates the previous U.S. GAAP hierarchy and establishes two levels of U.S. GAAP – authoritative and non-authoritative. The Codification superseded all existing non-SEC accounting and reporting standards upon its effective date and carries the same level of authority as pronouncements issued under the previous hierarchy of U.S. GAAP. The adoption of the Codification did not have a significant impact on the Company's financial statements.

TRIPOINT GLOBAL EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

Note B – Summary of Significant Accounting Policies (continued)

Recently Issued Pronouncements (continued)

Subsequent Events

During 2009, the Company adopted guidance related to the accounting and disclosure of subsequent events. This guidance, which was issued by the FASB in May 2009, establishes general standards for the accounting and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued ("subsequent events"). Specifically, the pronouncement sets forth the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that should be made about events or transactions that occur after the balance sheet date. The adoption of this pronouncement did not have a significant effect on the Company's financial statements.

The Company has reviewed for subsequent events through February 22, 2010, the date these financial statements were available to be issued.

Fair Value Measurements

At the beginning of its 2008 fiscal year, the Company adopted the FASB's guidance related to fair value measurements for financial assets and liabilities. In February 2008, the FASB issued additional guidance that provided a one year deferral of the effective date for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually.

The Company adopted the provisions of the additional guidance with respect to its non-financial assets and liabilities at the beginning of its 2009 fiscal year. These pronouncements define fair value, establish a framework for measuring fair value in accordance with generally accepted accounting principles, expand disclosures about fair value measurements and establish a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority ("Level 1") to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority ("Level 3") to unobservable inputs. Fair value measurements primarily based on observable market information are given a "Level 2" priority. The adoption of this guidance did not have a significant effect on the Company's financial statements.

The Company's investments are measured at fair value on a recurring basis, using level two inputs.

Note C – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $258,551, which was $253,551 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1.

Note D – Related Party Transactions

The Company shares office space and personnel with its sole Member, for which it is charged monthly. For the period ended December 31, 2009, rental expenses amounted to $4,200.

Note E - Concentrations

The Company has a limited number of clients in any given year. During 2009, revenue from two customers was $1,141,199 and $769,728, respectively, and deemed individually significant for financial reporting purposes. Furthermore, the mark to market adjustment of $3,047,801 represents approximately 52% of the Company's revenue for the year, representing a significant exposure to the fluctuations in the market value of the underlying securities.

TRIPOINT GLOBAL EQUITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
AS OF DECEMBER 31, 2009

Total Ownership Equity	$ 3,006,960
Less: non-allowable assets	(2,748,409)
Net capital before haircuts on securities positions	258,551
Haircuts on securities positions	-
Net capital (1)	$ 258,551
Total aggregate indebtedness	$ 23,231
Computation of basic net capital requirement	
Minimum capital required [under subparagraph (a)(2) or Rule 15c3-1]	$ 5,000
Excess of net capital over minimum requirement	$ 253,551
Ratio of aggregate indebtedness to net capital	0.09 to 1

(1) As of December 31, 2009, there are no material differences between the audited computation of net capital and the company's unaudited computation of net capital as per Part IIA of the company's December 31, 2009 quarterly Form X-17A-5 FOCUS report.

TRIPOINT GLOBAL EQUITIES, LLC
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

Exemption Provisions

The Company does not receive or otherwise hold funds or securities for, owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemption allowed in Section (k)(2)(i).

L·B·B

America Counts on CPAs℠

LBB & ASSOCIATES LTD., LLP • • • CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Managers of
Tripoint Global Equities, LLC
Gaithersburg, MD 20879

In planning and performing our audit of the financial statements and supplemental schedules of Tripoint Global Equities, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2500 WILCREST DRIVE, SUITE 150 • HOUSTON, TEXAS 77042 • TEL: (713) 877-9944 • FAX: (713) 456-2408

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LBB + Associates Ltd., LLP

LBB & Associates Ltd., LLP
February 22, 2010